================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                          CREDIT ACCEPTANCE CORPORATION
                       (Name of Subject Company (Issuer))
                          CREDIT ACCEPTANCE CORPORATION
                        (Name of Filing Person (Offeror))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (Title of Class Securities)
                                   225310-10-1
                      (CUSIP Number of Class of Securities)

                                CHARLES A. PEARCE
                               CHIEF LEGAL OFFICER
                          CREDIT ACCEPTANCE CORPORATION
                     25505 WEST TWELVE MILE ROAD, SUITE 3000
                            SOUTHFIELD, MI 48034-8339
                                 (248) 353-2700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH A COPY TO:
                               MARK A. METZ, ESQ.
                               DYKEMA GOSSETT PLLC
                             400 RENAISSANCE CENTER
                                DETROIT, MI 48243
                                 (313) 568-6800
                            CALCULATION OF FILING FEE

================================================================================
TRANSACTION VALUATION*                                              $125,000,000
AMOUNT OF FILING FEE**                                              $     13,375
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 5,000,000 shares of the outstanding common stock at a price of $25.00 per share in cash.

** The amount of the filing fee equals $107.00 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:                      $13,375
      Form or Registration No.:                    Schedule TO
      Filing Party:                                Credit Acceptance Corporation
      Date Filed:                                  February 10, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on February 10, 2006, as amended by Amendment No. 1 thereto filed with the SEC on February 16, 2006 ("Schedule TO") by Credit Acceptance Corporation, a Michigan corporation ("CA"), in connection with the offer by CA to purchase up to 5,000,000 shares of its Common Stock, par value $.01 per share (the "Shares"), at a price between $21.00 and $25.00 per Share, net to the seller in cash, without interest, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 10, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

      All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 2 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

      ITEMS 1 THROUGH 11

      Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

      The section of the Offer to Purchase captioned "Summary Term Sheet," under the subsection "Once I have tendered shares in the tender offer, can I withdraw my tender?" is hereby amended by changing the "April 10, 2006" reference to "April 7, 2006."

      The section of the Offer to Purchase captioned "Summary Term Sheet," under the subsection "When will CA pay for the shares I tender?" is hereby amended by amending and restating the answer as follows:

            We will pay the purchase price, net to you in cash, without interest, for the shares we purchase within three business days after the expiration of the tender offer and the acceptance of the shares for payment. In the event of proration, we do not expect to be able to commence payment for shares until approximately five business days after the expiration date. See Sections 1 and 5.

      The section of the Offer to Purchase captioned "Summary Term Sheet," under the subsection "What is the recent market price of my CA shares?" is hereby amended by amending and restating the third sentence thereof as follows:

            The common stock has recently traded at prices higher than $21.00 per share. As a result, it is possible that you may receive less for your shares if you tender them than you would receive in a market sale of your shares. See Section 8.

      The section of the Offer to Purchase captioned "Section 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals" is hereby amended by amending and restating the third paragraph as follows:

            CA has previously repurchased shares as a means of increasing shareholder value. In 1999, CA began acquiring shares of its common stock in connection with a stock repurchase program announced in August 1999. That program authorized CA to purchase up to 1.0 million common shares on the open market or pursuant to negotiated transactions at price levels CA deems attractive. Since August 1999, CA's Board of Directors has authorized several increases to the stock repurchase program, the most recent occurring on March 10, 2004, which increased the total number of shares authorized to be repurchased to 7.0 million. As of February 10, 2006, CA has repurchased approximately 6.4 million shares of the 7.0 million shares authorized to be repurchased under this program at a cost of approximately $51.9 million, or $11.10 per share on a weighted average basis. These shares were repurchased at prevailing market prices ranging from $3.63 to $25.50 per share. On January 9, 2004, CA completed a modified Dutch auction tender offer pursuant to which it repurchased approximately 2.2 million shares at a cost of approximately $37.4 million, or $17.00 per share. On September 9, 2004, CA completed another modified Dutch auction tender offer pursuant to which it repurchased approximately 2.7 million shares at a cost of approximately $53.5 million, or $20.00 per share. The 6.4 million shares authorized under the repurchase program and the 4.9 million shares repurchased in the prior tender offers together represent approximately 24.4% of the shares that were outstanding at the beginning of the
                                       2
            repurchase program. On February 6, 2006, the CA Board of Directors authorized CA to enter into this tender offer and approved spending up to $125 million to repurchase shares tendered. Depending on market conditions and the availability of capital, CA's board may authorize additional repurchases in the future, including repurchases pursuant to additional tender offers.

      The section of the Offer to Purchase captioned "Section 3. Procedures For Tendering Shares" is hereby amended by adding the following sentence to the first paragraph under the subheading "Special Procedures for Holders of Option Shares" immediately following the second sentence thereof:

            These exercises are being handled for administrative purposes consistent with the broad administrative discretion of CA's Compensation Committee under the Plan.

      The section of the Offer to Purchase captioned "Section 4. Withdrawal Rights" is hereby amended by changing the "April 10, 2006" reference to "April 7, 2006," and is further amended by amending and restating the last paragraph thereof as follows:

            If CA extends the tender offer, is delayed in its purchase of shares or is unable to purchase shares under the tender offer for any reason, then, without prejudice to CA's rights under the tender offer, the depositary may, subject to applicable law, retain tendered shares on behalf of CA, and these shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4. The right to retain shares is subject to CA's legal obligation to pay for shares properly tendered at prices at or below the purchase price and not properly withdrawn promptly following the expiration date (subject to the terms and conditions of the offer) or to return the tendered securities promptly after the termination of the offer.

      The section of the Offer to Purchase captioned "Section 7. Conditions of the Tender Offer" is hereby amended by amending and restating condition number
(1) as follows:

            (1) there shall have been proposed, instituted or pending any legal action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (a) challenges the making of the tender offer, challenges the acquisition of some or all of the shares under the tender offer, or delays or restricts CA's ability, or renders CA unable, to accept for payment some or all of the shares under the tender offer, or (b) in CA's reasonable judgment, could materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of CA and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of CA or any of its subsidiaries or materially impair CA's ability to purchase up to 5,000,000 shares in the tender offer;

      The section of the Offer to Purchase captioned "Section 7. Conditions of the Tender Offer" is further amended by amending and restating condition number
(3) as follows:

            (3) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism, (d) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any adverse change in the financial or capital markets generally, that, in CA's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (e) any significant decrease in the market price of the shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of CA, have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of CA and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of CA or any of its subsidiaries, (f) in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof, or (g) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by a material amount (including, without limitation, an amount greater than 10%) from the close of business on February 10, 2006;

      The section of the Offer to Purchase captioned "Section 8. Price Range of Shares; Dividends" is hereby amended by adding the following sentences at the end of the first paragraph immediately following the table:

            As shown in the table, the common stock has traded at prices higher than $25.00 per share within the past 18 months. The common stock has also recently traded at prices higher than $21.00 per share. As a result, it is possible that you may receive less for your shares if you tender them than you would receive in a market sale of your shares.

      The section of the Offer to Purchase captioned "Section 10. Certain Information Concerning CA" is hereby amended by amending and restating the fourth and fifth sentences of the subsection "Available Information" as follows:

            This material and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street N.E., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the Securities and Exchange Commission's customary charges, by writing to the Public Reference Section at 100 F. Street N.E., Washington, D.C. 20549.

      Page 4 of the Letter of Transmittal is hereby amended by amending and restating subsection (d) of the second paragraph as follows:

            (d) the undersigned agrees to all of the terms of the tender offer.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CREDIT ACCEPTANCE CORPORATION

                                   BY: /s/ DOUGLAS W. BUSK
                                      -----------------------
                                       Douglas W. Busk
                                         Treasurer

Dated: March 2, 2006